Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2023

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		March 31, 2023	December 31, 2022	March 31, 2022	March 31, 2023	March 31, 2022
	Income from operations
	a) Revenue	231,903	232,290	208,600	904,876	790,934
	b) Other operating income	—	—	7	—	2,186
	c) Foreign exchange gains/(losses), net	990	1,391	1,075	4,472	4,355

I	Total income from operations	232,893	233,681	209,682	909,348	797,475

	Expenses
	a) Purchases of stock-in-trade	361	1,968	1,639	6,494	6,735
	b) Changes in inventories of finished goods and stock-in-trade	835	(6)	(300)	150	(369)
	c) Employee benefits expense	138,076	136,173	121,302	537,644	450,075
	d) Depreciation, amortization and impairment expense	8,466	9,229	7,345	33,402	30,911
	e) Sub-contracting and technical fees	28,176	28,486	28,503	115,247	108,589
	f) Facility expenses	3,693	3,200	3,269	13,492	11,990
	g) Travel	4,565	3,773	1,959	14,445	7,320
	h) Communication	1,405	1,467	1,389	5,911	5,760
	i) Legal and professional fees	2,856	3,160	3,729	13,288	15,026
	j) Software license expense for internal use	4,444	4,818	3,778	18,717	13,279
	k) Marketing and brand building	728	679	576	2,951	2,010
	l) Lifetime expected credit loss/ (write-back)	(604)	101	(389)	(604)	(797)
	m) Other expenses	2,315	2,997	1,771	8,605	6,660

II	Total expenses	195,316	196,045	174,571	769,742	657,189

III	Finance expenses	2,860	2,902	1,717	10,077	5,325
IV	Finance and other Income	5,463	4,992	3,946	18,185	16,257
V	Share of net profit/ (loss) of associates accounted for using the equity method	4	26	(16)	(57)	57

VI	Profit before tax [I-II-III+IV+V]	40,184	39,752	37,324	147,657	151,275

VII	Tax expense	9,249	9,102	6,399	33,992	28,946

VIII	Profit for the period [VI-VII]	30,935	30,650	30,925	113,665	122,329

IX	Total other comprehensive income for the period	720	5,702	4,471	11,095	11,600

	Total comprehensive income for the period [VIII+IX]	31,655	36,352	35,396	124,760	133,929

X	Profit for the period attributable to:
	Equity holders of the Company	30,745	30,529	30,873	113,500	122,191
	Non-controlling interests	190	121	52	165	138

		30,935	30,650	30,925	113,665	122,329

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	31,463	36,217	35,321	124,543	133,742
	Non-controlling interests	192	135	75	217	187

		31,655	36,352	35,396	124,760	133,929

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,976	10,974	10,964	10,976	10,964

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet				770,188	647,194

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended periods is not annualized)
	Basic (in ₹)	5.61	5.57	5.64	20.73	22.35
	Diluted (in ₹)	5.60	5.56	5.63	20.68	22.29

1.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2023, have been approved by the Board of Directors of the Company at its meeting held on April 27, 2023. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the year ended March 31, 2023 and the audited interim condensed consolidated financial statements for the nine months ended December 31, 2022, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year-to-date figures up to the third quarter of the current financial year. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Software license expense for internal use has been reclassified from Facility expenses to a separate nature of expense for the three months ended March 31, 2023, December 31, 2022 and year ended March 31, 2023. Staff recruitment expense has been reclassified from Miscellaneous expenses to Legal and Professional fees for the three months ended March 31, 2023, December 31, 2022 and year ended March 31, 2023. Previous period figures have been reclassified accordingly.

4.	List of subsidiaries and investments accounted for using equity method as at March 31, 2023 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Encore Theme Technologies Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			UK
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro 4C NV		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	UK
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Financial Outsourcing Services Limited (Formerly known as Wipro Europe Limited)		UK
		Wipro UK Limited	UK
	Wipro Financial Services UK Limited		UK
	Wipro Gulf LLC		Sultanate of Oman
	Wipro IT Services S.R.L.		Romania

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			UK
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services Gmbh	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq

	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1) (Formerly known as Ampion Holdings Pty Ltd)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand

Wipro Japan KK			Japan
	Designit Tokyo Co., Ltd.		Japan

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro VLSI Design Services India Private Limited			India

Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Cardinal US Holdings, Inc. (1)	USA
		Convergence Acceleration Solutions, LLC	USA
		Designit North America, Inc.	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA

LeanSwift Solutions, Inc. (1)	USA
Rizing Intermediate Holdings, Inc. (1)	USA
Wipro Appirio, Inc. (1)	USA
Wipro Designit Services, Inc. (1)	USA
Wipro VLSI Design Services, LLC	USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		UK
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy

LeanSwift Solutions, Inc.			USA
	LeanSwift AB		Sweden
	LeanSwift Solutions, LLC		USA

Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Pvt) Ltd (Formerly known as Attune Lanka (Pvt) Ltd)		Sri Lanka
		Attune Netherlands B.V. (3)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	UK
		Rizing Middle East DMCC	United Arab Emirates
		Rizing Pte Ltd. (3)	Singapore
		Vesta Middle East FZE	United Arab Emirates

The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece

	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia

Wipro Ampion Holdings Pty Ltd (Formerly known as Ampion Holdings Pty Ltd)			Australia
	Wipro Ampion Pty Ltd (Formerly known as Ampion Pty Ltd)		Australia
		Wipro Iris Holdco Pty Ltd (3) (Formerly known as Iris Holdco Pty Ltd)	Australia
	Wipro Revolution IT Pty Ltd (Formerly known as Revolution IT Pty Ltd)		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd (Formerly known as Shelde Pty Ltd)		Australia

Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	UK
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil

Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (3)	Germany
		Wipro IT Services Austria GmbH	Austria

Wipro Weare4C UK Limited			UK
	CloudSocius DMCC		United Arab Emirates

(3)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH and Wipro Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Attune Australia Pty Ltd		Australia
	Rizing Consulting USA, Inc. (Formerly known as Attune Consulting USA, Inc.)		USA

	Rizing Germany GmbH (Formerly known as Attune Germany GmbH)	Germany
	Attune Italia S.R.L	Italy
	Rizing Management LLC (Formerly known as Attune Management LLC)	USA
	Attune UK Ltd.	UK

Rizing Pte Ltd.		Singapore
	Rizing New Zealand Ltd.	New Zealand
	Rizing Philippines Inc.	Philippines
	Rizing SDN BHD	Malaysia
	Rizing Solutions Pty Ltd	Australia
	Synchrony Global SDN BHD	Malaysia

Wipro Business Solutions GmbH		Germany
	Wipro Technology Solutions S.R.L	Romania

Wipro Iris Holdco Pty Ltd (Formerly known as Iris Holdco Pty Ltd)		Australia
	Wipro Iris Bidco Pty Ltd (Formerly known as Iris Bidco Pty Ltd)	Australia

As at March 31, 2023, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended March 31, 2023, December 31, 2022, and March 31, 2022, year ended March 31, 2023 and March 31, 2022 are as follows:

Particulars	Three months ended			Year ended
	March 31, 2023	December 31, 2022	March 31, 2022	March 31, 2023	March 31, 2022
	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	66,430	67,788	58,342	261,270	217,874
Americas 2	70,563	71,168	63,963	278,374	239,404
Europe	67,562	66,323	60,743	256,845	233,443
APMEA	25,889	25,278	23,560	100,989	91,103

Total of IT Services	230,444	230,557	206,608	897,478	781,824
IT Products	1,131	1,721	1,201	6,047	6,173
ISRE	1,318	1,403	1,868	5,823	7,295
Reconciling Items	—	—	(2)	—	(3)

Total Revenue	232,893	233,681	209,675	909,348	795,289

Other operating income
IT Services	—	—	7	—	2,186

Total Other operating income	—	—	7	—	2,186

Segment Result
IT Services
Americas 1	12,890	12,986	11,530	49,264	42,820
Americas 2	15,118	14,776	12,150	56,567	47,376
Europe	10,314	9,485	9,056	35,048	35,739
APMEA	2,671	2,476	1,946	8,945	10,523
Unallocated	(3,347)	(2,219)	361	(9,041)	434
Other operating income	—	—	7	—	2,186

Total of IT Services	37,646	37,504	35,050	140,783	139,078
IT Products	(59)	41	(22)	(176)	115
ISRE	20	102	171	441	1,173
Reconciling Items	(30)	(11)	(88)	(1,442)	(80)

Total Segment result	37,577	37,636	35,111	139,606	140,286

Finance expenses	(2,860)	(2,902)	(1,717)	(10,077)	(5,325)
Finance and Other Income	5,463	4,992	3,946	18,185	16,257
Share of net profit/ (loss) of associates accounted for using the equity method	4	26	(16)	(57)	57

Profit before tax	40,184	39,752	37,324	147,657	151,275

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange in revenues amounting to ₹ 990, ₹ 1,391 and ₹ 1,075 for the three months ended March 31, 2023, December 31, 2022, and March 31, 2022 respectively, ₹ 4,472 and ₹ 4,355 for the year ended March 31, 2023 and March 31, 2022 respectively, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Other operating income of ₹ Nil, ₹ Nil and ₹ 7 is included as part of IT Services segment results for three months ended March 31, 2023, December 31, 2022, and March 31, 2022 respectively, ₹ Nil and ₹ 2,186 is included as part of IT Services segment results for year ended March 31, 2023 and March 31, 2022 respectively.

e)

Restructuring cost of ₹ (34), ₹ 29 and ₹ Nil is included under Reconciling items for the three months ended March 31, 2023, December 31, 2022 and March 31, 2022 respectively, ₹ 1,355 and ₹ Nil for the year ended March 31, 2023 and March 31, 2022 respectively.

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 297, ₹ 1,094 and ₹ 1,730 for the three months ended March 31, 2023, December 31, 2022, and March 31, 2022, respectively, ₹ 3,958 and ₹ 4,164 for the year ended March 31, 2023 and March 31, 2022 respectively.

6.

During the year ended March 31, 2023, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 650 and ₹ 1,166 for the three months ended March 31, 2023 and December 31, 2022, and ₹ 1,816 for the year ended March 31, 2023, as part of amortization and impairment.

7.	Consolidated Balance sheet:

	As at March 31, 2022	As at March 31, 2023
ASSETS
Goodwill	246,989	307,970
Intangible assets	43,555	43,045
Property, plant and equipment	90,898	88,659
Right-of-use assets	18,870	18,702
Financial assets
Derivative assets	6	29
Investments	19,109	20,720
Trade receivables	4,765	863
Other financial assets	6,084	6,330
Investments accounted for using the equity method	774	780
Deferred tax assets	2,298	2,100
Non-current tax assets	10,256	11,922
Other non-current assets	14,826	13,606

Total non-current assets	458,430	514,726

Inventories	1,334	1,188
Financial assets
Derivative assets	3,032	1,844
Investments	241,655	309,232
Cash and cash equivalents	103,836	91,880
Trade receivables	115,219	126,350
Unbilled receivables	60,809	60,515
Other financial assets	42,914	9,096
Contract assets	20,647	23,001
Current tax assets	2,373	5,091
Other current assets	28,933	32,899

Total current assets	620,752	661,096

TOTAL ASSETS	1,079,182	1,175,822

EQUITY
Share capital	10,964	10,976
Share premium	1,566	3,689
Retained earnings	551,252	660,964
Share-based payment reserve	5,258	5,632
Special Economic Zone Re-investment reserve	47,061	46,803
Other components of equity	42,057	53,100

Equity attributable to the equity holders of the Company	658,158	781,164
Non-controlling interests	515	589

TOTAL EQUITY	658,673	781,753

LIABILITIES
Financial liabilities
Loans and borrowings	56,463	61,272
Lease liabilities	15,177	15,953
Derivative liabilities	48	179
Other financial liabilities	2,961	2,649
Deferred tax liabilities	12,141	15,153
Non-current tax liabilities	17,818	21,777
Other non-current liabilities	7,571	9,333
Provisions	1	^

Total non-current liabilities	112,180	126,316

Financial liabilities
Loans, borrowings and bank overdrafts	95,233	88,821
Lease liabilities	9,056	8,620
Derivative liabilities	585	2,825
Trade payables and accrued expenses	94,477	89,054
Other financial liabilities	33,110	4,141
Contract liabilities	27,915	22,682
Current tax liabilities	13,231	18,846
Other current liabilities	31,951	30,215
Provisions	2,771	2,549

Total current liabilities	308,329	267,753

TOTAL LIABILITIES	420,509	394,069

TOTAL EQUITY AND LIABILITIES	1,079,182	1,175,822

^	Value is less than 1

8.	Consolidated statement of cash flows:

	Year ended March 31,
	2022	2023
Cash flows from operating activities
Profit for the year	122,329	113,665
Adjustments to reconcile profit for the year to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(313)	(89)
Depreciation, amortization and impairment expense	30,911	33,402
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	(1,021)	152
Share-based compensation expense	4,110	3,969
Share of net (profit)/loss of associates accounted for using equity method	(57)	57
Income tax expense	28,946	33,992
Finance and other income, net of finance expenses	(9,447)	(8,108)
(Gain)/loss from sale of business and investment accounted for using the equity method	(2,186)	6
Gain on derecognition of contingent consideration payable	(301)	(1,671)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(11,833)	(985)
Unbilled receivables and contract assets	(31,396)	1,558
Inventories	(256)	162
Other assets	(6,530)	1,055
Trade payables, accrued expenses, other liabilities and provisions	9,695	(9,824)
Contract liabilities	3,832	(6,522)

Cash generated from operating activities before taxes	136,483	160,819
Income taxes paid, net	(25,686)	(30,218)

Net cash generated from operating activities	110,797	130,601

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(20,153)	(14,834)
Proceeds from disposal of property, plant and equipment	736	546
Payment for purchase of investments	(1,015,486)	(806,632)
Proceeds from sale of investments	953,735	740,885
Proceeds from/(payment into) restricted interim dividend account	(27,410)	27,410
Payment for business acquisitions including deposits and escrow, net of cash acquired	(129,846)	(45,566)
Proceeds from sale of investment accounted for using the equity method	1,652	—
Proceeds from sale of business, net of cash	—	11
Interest received	12,275	14,112
Dividend received	2	3

Net cash used in investing activities	(224,495)	(84,065)

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	6	12
Repayment of loans and borrowings	(191,810)	(168,910)
Proceeds from loans and borrowings	260,120	161,034
Payment of lease liabilities	(9,730)	(9,711)
Payment for deferred contingent consideration	(309)	(1,784)
Interest and finance expenses paid	(5,089)	(8,708)
Payment of dividend	(5,467)	(32,814)
Payment of dividend to non-controlling interests holders	(1,135)	—

Net cash generated from/(used in) financing activities	46,586	(60,881)

Net decrease in cash and cash equivalents during the year	(67,112)	(14,345)
Effect of exchange rate changes on cash and cash equivalents	1,282	2,373
Cash and cash equivalents at the beginning of the year	169,663	103,833

Cash and cash equivalents at the end of the year	103,833	91,861

9.	Business combinations

Summary of acquisitions during the year ended March 31, 2023 is given below:

During the year ended March 31, 2023, the Company has completed two business combinations by acquiring 100% equity interest in:

(a)     Convergence Acceleration Solutions, LLC (“CAS Group”), a US based consulting and program management company that specialises in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022, for a total consideration (upfront cash to acquire control and contingent consideration) of ₹ 5,587.

(b)     Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech

in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022, for a total cash consideration of ₹ 43,845.

10.	On December 21, 2022, the Company sold 100% membership interests in Wipro Opus Risk Solutions LLC for a cash consideration of ₹ 52 and recognized a loss of ₹ 6 on disposal.

11.	Events after the reporting period

On April 27, 2023, the Board of Directors approved buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 269,662,921 equity shares of ₹ 2 each (being 4.91% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 445 per equity share for an aggregate amount not exceeding ₹ 120,000, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder.

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: April 27, 2023	Rishad A. Premji Chairman